Rule 83 Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Response 5 to this Letter and Filed Separately with the Securities and Exchange Commission.

January 8, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and

Mining

Re:	Casual Male Retail Group, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012

Filed March 16, 2012

Form 10-Q for Fiscal Quarter Ended October 27, 2012

Filed November 16, 2012

File No. 001-34219

Dear Ms. Jenkins,

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2012, filed on March 16, 2012 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended October 27, 2012, filed on November 16, 2012 (the “Form 10-Q”), as set forth in a letter dated December 7, 2012 to Dennis R. Hernreich (the “Comment Letter”).

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Securities and Exchange Commission

January 8, 2013

Form 10-K for Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 31

Comment No. 1

Your disclosure states that most of your DXL stores are considered relocations and comparable to all the closed stores in each respective market area. We also note your disclosure on page 7, stating that the DXL store concept merges all of your brands (Casual Male XL, Rochester, etc.) under one roof and the size of the DXL stores has almost tripled the product assortments of a Casual Male XL store. It appears to us that you are comparing a DXL store that replaced a Casual Male XL to determine comparable store sales changes between periods. Please clarify for us (i) how you are determining DXL comparable store sales changes, (ii) how such determination relates to a closed Casual Male XL store in the same market, and (iii) why you believe such comparison is deemed appropriate considering the concept (i.e. merger of all brands) of a DXL store is different than that of Casual Male XL.

Response to Comment No. 1

Our Company serves a niche market, defined as the big & tall men’s apparel market, in which we have been striving to raise our market share for many years. Prior to the rollout of the DXL store concept, we sold product to our core customers through approximately 400 Casual Male XL stores, 60 Casual Male XL outlet stores, 25 Rochester Clothing stores and our direct business (catalog and web). The objective with the DXL store is to simplify these multiple shopping options for our customers, enabling them to satisfy their apparel needs more easily. Our DXL store provides an enhanced, upscale shopping experience, which offers our customers a much broader selection of our merchandise at the store level. No new product offerings have been added. Our full line of merchandise has always been available to our customers through our various store formats and direct channels.

Because our market is a niche market where we are catering to a select customer group, big & tall men, our comparable sales performance, on a market basis, within each of our specific markets, as defined below, is a key performance measure for us.

Our store closings are timed with the opening of a DXL store. In general, we define a DXL market area to be the 20-mile radius from a DXL store. In certain metropolitan areas, where there is a higher market density, this radius may be as low as 15 miles. As such, in some markets, a DXL store may be replacing one Casual Male XL store but in other markets it is replacing several Casual Male XL stores and/or Rochester Clothing stores. Our approach to calculating comparable store sales is to compare the store sales in a DXL store against all Casual Male XL stores and/or Rochester Clothing stores closed in that same market area at the time of the DXL store opening. In aggregate, through December 2012, 48 DXL stores have been included in our comparable store base. The sales from those 48 DXL stores were compared against the sales from 82 Casual Male XL and Rochester Clothing stores that were closed in connection with the respective DXL store openings. Our total selling square footage, on a comparative basis, has only increased 22% and is expected to increase by only 20-25%, in aggregate, once the DXL rollout is complete.

Securities and Exchange Commission

January 8, 2013

We have also opened DXL stores in four new market areas. Since there are no existing stores in these markets, these DXL stores have been excluded from comparable sales for the first year of operation.

The alternative approach would be to treat all of our DXL stores as new stores which we believe would provide less comparability and potentially could be misleading in terms of our actual sales growth, because existing stores in those market areas are closing at the same time. We believe that by comparing our DXL stores on a comparable basis against the closed stores in those markets, we are providing meaningful analysis which will help track the performance of our DXL initiative as we complete our conversion over the next three years, and provide the investment community a meaningful sales metric as to our performance overall. Once a DXL store has been open for one year the comparable sales figure will be based on that DXL store only.

Comment No. 2

In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm that in future periodic Exchange Act reports you will disclose, same store sales excluding online sales activity.

Response to Comment No. 2

We agree with the Staff’s comment and, as illustrated in the table below, we have consistently reported same store sales (“retail”), excluding online sales activity (which is part of “direct”). Our sales discussion within Management’s Discussion & Analysis (“MD&A”) has included three different measures: (i) “comparable sales from our retail stores” which we define as “same store sales” excluding the direct business, (ii) “comparable sales from our direct business” which we define as sales from catalog and internet orders only (no retail store sales) and (iii) “total comparable sales” which we define as comparable sales from our retail stores plus comparable sales from our direct business.

Because we are a multi-channel retailer, we make it as convenient as possible for our customers to shop our apparel offerings without regard to channel. We encourage our customers to cross channels when shopping with us. Customers can place internet orders while shopping our stores, they can also pick up and return internet or catalog orders at a store. Accordingly, we believe disclosing “total comparable sales,” which includes both retail and direct comparable sales, provides the primary measurement of our sales performance. Within MD&A, however, we also include a balanced discussion of the individual components of our “total comparable sales” performance by disclosing comparable sales from both our retail segment as well as our direct segment. The following table summarizes the information included in our disclosure for fiscal 2011 and each subsequent quarter to date:

Comparable Sales:	Fiscal 2011 Annual	Fiscal 2012 1st Qtr	Fiscal 2012 2nd Qtr	Fiscal 2012 Six Months	Fiscal 2012 3rd Qtr	Fiscal 2012 Nine Months
(%change=increase(decrease))

Retail Comparable Sales	2.4%	3.8%	1.6%	2.7%	2.5%	2.6%
Direct Comparable Sales	1.5%	-3.9%	3.4%	-0.3%	-3.0%	-1.6%
Total Comparable Sales	2.1%	2.0%	2.0%	2.0%	1.5%	1.9%

Securities and Exchange Commission

January 8, 2013

In future filings, we will continue to disclose this “same store” comparable sales analysis as part of our MD&A discussion. In addition, we propose to modify our disclosure to ensure that the reader of the financial statements clearly understands that comparable sales from our retail business is “same store sales,” without the direct business (i.e., on-line and catalog).

The following is our proposed language (additions are underlined):

Total comparable sales for all periods include our retail stores that have been open for at least one full fiscal year together with our e-commerce and catalog sales. Stores that have been remodeled, expanded or re-located during the period are also included in our determination of comparable sales. Most of our DXL stores are considered relocations and comparable to all the closed stores in each respective market area. We include our direct businesses as part of our calculation of total comparable sales since we are a multi-channel retailer, offering our customers convenient alternatives for their shopping needs. Retail comparable sales reflects same-store sales and excludes our direct business. The method of calculating comparable sales varies across the retail industry and, as a result, our calculation of comparable sales is not necessarily comparable to similarly titled measures reported by other companies.

Comment No. 3

In order to provide an investor with a better understanding of the drivers of your business, please confirm that in future filings you will revise your discussion to better connect the change in the dollar amount each period with the percentage changes in underlying factors for each variance. For example, you disclose that sales for fiscal 2011 increased by $4 million. Contributing to that increase was an increase in comparable store sales of 2.1%, increase in retail business of 2.4%, increase in domestic direct business of 1.5% and a decrease of international direct business of 8.4%. A reader should be able to clearly link such percentage changes to the dollar amount change disclosed. Please provide us with draft disclosure of your planned changes.

Response to Comment No. 3

In future filings, we will modify our sales discussion to better connect the change in the dollar amount each period with the percentage changes in the underlying factors for each variance.

Securities and Exchange Commission

January 8, 2013

The following is our proposed language (additions are underlined):

Sales for fiscal 2011 increased $4.0 million, or 1.0%, to $397.7 million as compared to $393.6 million in fiscal 2010. Comparable sales for fiscal 2011 increased 2.1%, or approximately $8.0 million, when compared to the fiscal 2010. On a comparable basis, sales from our retail business increased 2.4%, or approximately $7.5 million, and sales from our domestic direct business increased 1.5%, or approximately $1.0 million. Our international direct business decreased 8.4%, or approximately $0.5 million. This comparable increase of $8.0 million was partially offset by a $4.0 million decrease in non-comparable sales mostly related to closed stores. Contributing to our increased comparable sales of 2.1% was an increase of 12.8% from our 14 comparable DXL stores. As planned, we started to increase prices during the first quarter of fiscal 2011 within certain merchandise categories. For fiscal 2011, our average unit retail price increased approximately 6.4% over the prior year. This increase is due partly to product price increases, and partly to the result of improved sales productivity by our selling associates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 47

D. Income Taxes, page 54

Comment No. 4

We note you reversed substantially all your valuation allowance against your deferred tax assets and recognized an income tax benefit of approximately $47.8 million in the fourth quarter of fiscal year 2011. Please provide us with a detailed analysis of FASB ASC 740-10-30, including all the evidence you considered in determining that it was more likely than not you would be able to realize the benefits of substantially all of your deferred tax assets. In your response, please address the following:

•

Highlight for us the factors that changed between balance sheet dates supporting such reversal and why you believe the fourth quarter of fiscal 2011 was deemed appropriate for reversal versus any other period;

•

You disclosed that the second half of 2011 was below expectations in revenue and merchandise margins were 25 basis points below expectation. Based on your actual results differing from your expectations, clarify how management’s forecasts of future income used in your reversal analysis are considered objectively verifiable;

•	Clarify how the criteria in your analysis was weighted;

•	Clarify how the effect of economic uncertainty was considered in your analysis;

•	Clarify how you considered the uncertainty of the change in your store concept to DXL in your analysis; and

•	Clarify for us how such forecasts used in this analysis relate to your actual results as of October 27, 2012.

Securities and Exchange Commission

January 8, 2013

Response to Comment No. 4

Since we acquired the assets of the big & tall men’s apparel business from the Casual Male Corporation bankruptcy in fiscal 2002, our big & tall men’s apparel business has ordinarily been profitable on an annual basis. The only two exceptions were in the fourth quarter of fiscal 2008 when, as a result of the economic recession, we incurred substantial impairments (primarily related to our goodwill) and in the fourth quarter of fiscal 2011 when we incurred a trademark impairment as a result of our change in business strategy.

In fiscal 2008, our business was negatively impacted by the economic recession and, as a result, we experienced deterioration in our market capitalization and in the overall fair value of our Company. Accordingly, in the fourth quarter of fiscal 2008, we incurred significant impairment charges of $71.4 million (of which $65.6 million related to goodwill and trademark impairments). These impairment charges caused us to be in a three-year cumulative loss position. This three-year cumulative-loss position together with the uncertainty of the economy and its continued impact on our business triggered the need for a valuation allowance on our deferred tax assets at that time.

During the fourth quarter of fiscal 2011, we made a strategic decision to close Casual Male XL stores and open DXL stores after having tested and received favorable results as discussed below. This caused a decrease in future projected cash flows attributable to the Casual Male trademark such that the future cash flows no longer supported the full value of the Casual Male trademark. Accordingly, in the fourth quarter of fiscal 2011, we recorded an impairment charge to write-down the value of our Casual Male trademark in connection with this decision. As illustrated in the table below, despite this impairment charge we were in a three-year cumulative profit position as of the end of fiscal 2011.

At each reporting period since the valuation allowance was established, we have weighed the available positive and negative evidence when assessing whether our deferred tax assets would be realized. In accordance with ASC 740-10-30, we considered a number of factors, including recent operating performance and forecasts of future operating income. The recession continued to impact our business during fiscal 2009 and our primary focus that year was on stabilizing our business, which we did despite the decline in sales. Then, in fiscal 2010, with the economy recovering, we started to refocus on sales growth and began to test our DXL store concept. In the fourth quarter of fiscal 2011, we determined that the DXL concept was not only economically viable, but also was a superior concept to cater to the apparel needs of the big and tall men’s apparel market niche. As a result, we announced the DXL roll-out. Hence, it was then, with three consecutive years of operating income and ample financial information about the performance of our DXL stores that we believed we had sufficient positive evidence to consider the reversal of our valuation allowance. Furthermore, as shown below, it was not until the fourth quarter of fiscal 2011 (when the fourth quarter fiscal 2008 impairment charges were no longer included in the most recent three-year cumulative results) that we returned to a three-year cumulative income position.

Securities and Exchange Commission

January 8, 2013

Accordingly, it was in the fourth quarter of fiscal 2011 that we were able to determine that it was more likely than not that we would be able to realize the benefits of substantially all of our deferred tax assets in the United States.

	U.S. Book (1) Income (loss)	3-year Cumulative U.S. Book (1) Income (loss)
Per Quarter Ended:
(in thousands)

FY 2008 - Q1	$230	33,105
FY 2008 - Q2	2,957	33,949
FY 2008 - Q3	(5,088)	31,499	Company has three-year cumulative profitability prior to impairment charges
FY 2008 - Q4	(77,759)	(56,928)
FY 2009 - Q1	791	(58,477)
FY 2009 - Q2	4,518	(59,641)
FY 2009 - Q3	(1,031)	(59,355)
FY 2009 - Q4	4,958	(68,869)
FY 2010 - Q1	5,037	(65,852)
FY 2010 - Q2	6,978	(62,822)
FY 2010 - Q3	(327)	(56,970)
FY 2010 - Q4	6,471	(52,264)
FY 2011 - Q1	5,111	(47,384)
FY 2011 - Q2	7,906	(42,435)
FY 2011 - Q3	(921)	(38,268)
FY 2011 - Q4	(17,097)	22,394	Company returns to three-year cumulative profitability
FY 2012 - Q1	4,031	25,634
FY 2012 - Q2	5,124	26,240
FY 2012 - Q3	(2,494)	24,776

(1)	U.S. Book Income (loss) is calculated by taking pre-tax income (loss) as reported and deducting any pre-tax income (loss) from International operations. Any income or loss from discontinued operations is also included in U.S. Book Income (loss)

In accordance with ASC 740-10-30-18, we concluded that we have two available sources of taxable income that would be available under the tax law to realize a portion, or all, of the deductible temporary differences and carryforwards: (i) future reversal of existing taxable temporary differences and (ii) future taxable income exclusive of reversing temporary differences and carryforwards. We concluded that there was no ability to carryback net operating losses or credits for recovery of previous taxes paid and we had no viable tax planning strategies. To summarize, at January 28, 2012 we had approximately $54.0 million of federal operating losses and $31.0 million of state net operating losses, both subject to expiration. Our federal net operating losses do not begin to expire until 2022. Additionally, we also had approximately $87.7 million of deductible temporary differences and $2.2 million of alternative minimum tax credits that are not subject to expiration. Accordingly, we first looked to the expected reversal of our temporary items and then to our five-year financial forecast and determined that it was more likely than not that our deferred tax assets would be realized.

Securities and Exchange Commission

January 8, 2013

Our five-year projections include our plan to open approximately 185 DXL stores over a five-year period, while closing 316 Casual Male XL and 8 Rochester Clothing stores. The conversion to our new DXL store format is the basis for our projected sales growth within our five-year plan. Our sales assumptions were based on the actual performance of our existing 16 DXL stores through the end of fiscal 2011. This store concept enables us to serve a market area more efficiently, resulting in higher operating margins and greater sales volume. Our five-year projections produced a cumulative income before taxes that was more than necessary to realize our deferred tax assets even though the deferred tax assets consist primarily of net operating losses which do not begin to expire until fiscal 2022. Our forecast considered, among other things, the continued uncertainty in the economy’s recovery, potential sales shortfalls as well as potential effect of delays associated with our DXL store conversions.

The Staff asked how our actual results through October 27, 2012 compared to our forecast. Our actual earnings for the first nine months ended October 27, 2012 are approximately 33% lower than the 2012 forecast used in our analysis. The shortfall is related primarily to sales, which were lower than planned due to sales erosion among some of our Casual Male XL stores which was caused by our DXL store openings, delays in opening some of our DXL stores and a decrease in sales from our legacy catalogs. The sales erosion was one of the primary reasons that we made the decision in the second quarter of fiscal 2012 to accelerate our DXL store openings over three years instead of five years. Therefore, our original forecast for fiscal 2012 and, accordingly, our five-year forecast have since been revised to reflect this acceleration. While our actual results through the first nine months of fiscal 2012 have differed from our original forecast, we will still be profitable in fiscal 2012. Moreover, it is our decision to accelerate the DXL store openings which we believe will alleviate the above-described issues we had in the first nine months of fiscal 2012.

Our financial forecast shows that we will fully utilize available deferred tax assets within the five year forecast period, several years before a portion of the tax benefits begin to expire in 2022.

With respect to the Staff’s comment on how our forecasts are objectively verifiable, we believe that we can look to our historical trend of annual profitability (excluding our goodwill/trademark impairment charges which are not indicative of future results). As the Staff noted, we experienced a sales shortfall compared to forecast in the second half of fiscal 2011. This was due to an unexpected drop in customer traffic in the third quarter. Because of fixed occupancy costs and our decision to accelerate markdowns, our gross margin rate was lower than forecasted but still improved 40 basis points over the prior year. We acknowledge that any sales forecast is inherently subjective, specifically as it relates to forecasting store traffic. Based on our historical results, however, there are components within our sales forecasts that we can objectively verify, such as average dollars spent per transaction and conversion rates (number of customers who enter a store and make a purchase). We have effectively forecasted and managed our supporting expenses, including, but not limited to, occupancy costs, selling, general and administrative expenses and interest

Securities and Exchange Commission

January 8, 2013

expense. We have been able to effectively manage our gross margin rates, despite any sales shortfall, and have been able to improve our gross margin rates each year. Historically, we have relied heavily upon these forecasts to manage our inventory levels, calibrate our expense levels, guide our promotional calendar, and influence our strategic direction and have found these forecasts to be consistently reliable.

With respect to how we weighted all of our evidence, the only negative evidence that existed as part of our analysis was the impairment charge recorded in the fourth quarter of fiscal 2008 which caused the cumulative three-year loss. Our intangible assets total approximately $7 million; therefore, no such impairment charge can be expected to occur in the future that would create a similar cumulative loss. Considering the weight of the positive evidence against this negative evidence, we believe it would have been misleading not to have reversed the valuation allowance given our historical earnings and expectations of future taxable income. In addition, our federal operating loss carryforwards do not begin to expire until 2022 with the last one expiring in 2031. We believe the lengthy carryforward period should also be considered in the overall evaluation of our ability to realize the net deferred tax asset.

As explained above, we believe that the fourth quarter of fiscal 2011 was the first quarter that we could consider reversing our valuation allowance. Based on the weight of positive evidence, including three – years of cumulative profit, our expectations regarding the generation of future taxable income and our current market position and expected growth, we concluded, on a more likely than not basis, that there was adequate evidence of taxable income at the end of the fourth quarter of fiscal 2011 to support the realization of our deferred tax assets.

Form 10-Q for Fiscal Quarter Ended October 27, 2012

Item 1. Financial Statements, page 2

Note 1 – Basis of Presentation, page 7

Segment Information, page 7

Comment No. 5

We note you have one reportable segment, Big & Tall Men’s Apparel, which consists of two principal operating segments: retail business and direct business. Your aggregation is based on similar economic characteristics of each operating segment. Considering the direct business consists of your catalogs and e-commerce sites whereas the retail business consists of brick-and-mortar store operations, please provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with a courtesy copy of your most recent reporting package provided to your Chief Operating Decision Maker.

Securities and Exchange Commission

January 8, 2013

Response to Comment No. 5

We have two principal operating segments, Retail and Direct, which we aggregate into one reportable segment, Big & Tall Men’s Apparel.

In order to identify our operating segments, we considered the guidance in ASC 280-10-50-1 which states:

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

We prepare discreet financial information for ten revenue-producing business units, eight of which are combined into two divisions for management purposes: Retail (CMRG Stores Consolidated) and Direct (CMRG Direct Consolidated). Our Retail division includes our Casual Male, Rochester US, Rochester London, DXL Stores and Bon Ton Store business units, while our Direct division represents our US Direct, Bon Ton Catalog and Sears Canada business units. The two principal business units are Casual Male and US Direct. Together, these two business units represent 86% of our total net sales. The other business units are immaterial and are combined with Casual Male and US Direct to be presented as the Retail and Direct operating segments. Our Europe Web business unit, which represented less than 2% of sales, ceased operations in fiscal 2012 and is treated as discontinued operations. We also have a franchise store in Kuwait (Franchise Kuwait). The operating results of this business are not consolidated in our financial statements and are immaterial.

Our Chief Operating Decision Maker (“CODM”), defined collectively as the Company’s CEO, David Levin, and the Company’s CFO/COO, Dennis Hernreich, regularly review and make decisions about resources based on our two principal operating segments, Retail and Direct.

For reporting purposes, we have aggregated our two principal operating segments into one reportable operating segment, Big & Tall Men’s Apparel. We do not believe separate disclosure is necessary since the two operating segments are economically similar, carry the same product, at the exact same price, and sell to the same customer base (i.e., big and tall men). As defined in ASC 280-10-55-7(A through C), we believe that we meet the criteria that enable us to aggregate our two principal operating segments into a single reportable

Securities and Exchange Commission

January 8, 2013

segment. In our determination, we specifically looked to sales and merchandise margin for each operating segment. Merchandise margin is our merchandise-only margin (net sales less cost of goods sold) and therefore is not affected by any allocations. Merchandise margin differs from our gross margin. Gross margin includes deductions for occupancy costs, postage costs and costs associated with our loyalty program. Internally however, we manage these costs separately from merchandise margin.

The following is a summary of the financial data that we considered in our determination that our principal operating segments are economically similar:

CMRG Segments – Appendix

5 Year Historical Summary

$ in Millions

	Actual 2007	Actual 2008	Actual 2009	Actual 2010	Actual 2011	Forecast 2012	Forecast 2013	Forecast 2014	Avg
Retail Segment
Sales	$380.0	$356.9	$319.2	$314.2	$318.1	***	***	***
% of Total CMRG Sales	83%	81%	82%	81%	81%	82%	81%	81%

Merchandise Margin	***	***	***	***	***	***	***	***
Merchandise Margin %	***	***	***	***	***	***	***	***		***

Direct Segment
Sales	$79.6	$82.1	$69.5	$72.0	$72.7	***	***	***
% of Total CMRG Sales	17%	19%	18%	19%	19%	18%	19%	19%

Merchandise Margin	***	***	***	***	***	***	***	***
Merchandise Margin %	***	***	***	***	***	***	***	***		***

Merchandise Margin Spread	2%	5%	5%	5%	7%	7%	4%	3%	5%

As illustrated in the table above:

•	The direct business has consistently represented approximately 17-19% of our total revenues, while our retail stores have consistently represented 81-83%; and,

•

Merchandise margin from our direct segment is consistently lower than our retail segment by an average of 5 percentage points, or a relative 8% lower. This is the result of product mix. Although our merchandise offering and pricing is identical between the two segments, we sell more private label merchandise which traditionally has higher margins in our retail channel than through our direct channels. In our direct channels, we sell a greater amount of branded merchandise which traditionally has lower margins.

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

January 8, 2013

The increase in the merchandise margin spread in fiscal 2011 and fiscal 2012 is due to a growing penetration of lower-margin branded product sold in our direct segment. The DXL website, which launched in Q3 2011, combined all of our previous websites into one and resulted in increased sales of lower-margin branded product. We expect the long-term relationship in merchandise margins between the two operating segments will move closer as we anticipate slightly better margins from private label which will increase both Direct and Retail merchandise margins; however, this is offset in Retail by an expected higher penetration of branded merchandise in the retail segment.

Because both operating segments operate in the big & tall men’s apparel industry, they are impacted by the same economic factors, such as the recession that negatively impacted sales growth from 2008 to 2010 or the increase in product costs due to higher cotton prices that affected our pricing in 2010.

As we have mentioned, we consider ourselves a multi-channel retailer and we encourage our customers to shop across all channels of our business. Our objective is to increase our customer’s annual spend, regardless of channel. Our direct business is simply an extension of our retail stores. We utilize these channels as a means to maximize our market share and customer base. Each operating segment provides the same merchandise to the same class of customers at the same exact price. Regardless of the channel, we are marketing to the same customer and providing them with alternatives and conveniences to meet their shopping preferences. Specifically these are some of the ways we integrate the channels:

•	Customers frequently use the website or catalog to research merchandise before visiting a store to try on and purchase clothing;

•	Our retail selling associates regularly use the catalog and website to expand the in-store offering;

•	Our direct customers have the option to ship their orders directly to a store for free;

•	Both operating segments use the same loyalty and rewards programs;

•	Direct customers have the ability to make returns and exchanges in the stores; and

•	Marketing communications to our customers often make promotional benefits available in both the retail and direct channels.

As a result, we make key merchandise decisions in the aggregate for both segments.

Our segments are also similar in each of the following areas as outlined in ASC 280-10-50-11:

A.	The nature of the products and services. The merchandise and pricing of our merchandise is the same in both channels. We have a full active product assortment of approximately 10,000 styles and 64,000 SKUs that is available through our direct channels. While our stores carry a full representation of this product line, due to space limitations, a store cannot carry the full array of sizes and colors for every style. For example, a retail store may carry a t-shirt in four colors in an array of sizes but the website may have 8 additional colors and extended sizes. Our website is just an extension of our retail store offering.

Securities and Exchange Commission

January 8, 2013

B.	The nature of the production processes. Our buying team is the same for both segments and merchandise is purchased from the same vendors using a centralized purchasing department.

C.	The type or class of customer for their products and services. The target customer for both operating segments is big & tall men. The same customers purchase items through both the store and direct channels and we encourage our customers to shop across channels. Our marketing efforts jointly target both stores and direct.

We have one loyalty reward program, XL Rewards, in which more than 80% of our active customers are enrolled. Our program encourages customers to earn points through all of our channels with benefits and rewards increasing based on purchase level activity. All awards earned can be redeemed online, through our catalogs or at a store. Through our website, our customers can track their rewards and review their account activity.

D.	The methods used to distribute their products or provide their services. All merchandise is shipped to our centralized distribution center in Canton, Massachusetts. From there it is distributed either to a store or directly to the customer. A customer may place an order at the store to have the merchandise shipped to him or her directly. Similarly, a customer may place an order using our website or catalog and have the item shipped to the store for pickup. A customer can also return merchandise purchased on the website or from a catalog to a store.

E.	If applicable, the nature of the regulatory environment, for example, banking insurance or public utilities. This is not applicable to either operating segment.

Based on these economic similarities as well as the consistent trends in both sales and merchandise margins, we do not believe that separate reporting of these two operating segments would provide users of our financial statements with a better understanding of our performance, better assessment of our prospects for future net cash flows or would help them make more informed judgments about our business as a whole.

We believe we have met all the criteria required pursuant to ASC 280 with respect to aggregation and, therefore, we have aggregated our two operating segments into one reportable segment.

As requested by the Staff, we are providing separately, on a supplemental basis, the most recent reporting package (November 2012) provided to our CODM.

*            *             *            *            *

Securities and Exchange Commission

January 8, 2013

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich
Chief Financial Officer